File #82-4555

BLACKROCK

December 10, 2003

03045521

RECEIVED DEC 29 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 187

SUPPL

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated December 9, 2003.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Don Cook
Vice –President Finance

dlw 1/8

File #82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Commences Construction of Seal Heavy Oil Pipeline

CALGARY, ALBERTA, (December 9, 2003) - BlackRock Ventures Inc. (TSX:BVI) is pleased to announce that the Alberta Energy Utilities Board has issued a permit to BlackRock for the construction and operation of its proposed Seal Heavy Oil Pipeline.

The 55 mile pipeline will have capacity to transport 50,000 barrels of oil per day from the Seal area to the Rainbow Pipeline system. Construction of the pipeline will commence immediately and is expected to be in operation by the middle of 2004. BlackRock will have a 45% ownership interest in the pipeline, which is estimated to cost $36 million. The pipeline will result in savings of $2.50 per barrel in transportation costs.

In addition, BlackRock will be commissioning its 10,000 barrel per day battery at Seal next week, which will result in additional savings of approximately $3.00 per barrel.

BlackRock also announced that it has completed the first phase of development drilling on the Central block at Seal. A total of 33 horizontal wells have been drilled on this block in 2003, 28 of which have been completed and put on production. The remaining five wells will be on production by the end of the year. Total production from the Seal area is currently in excess of 8,000 (4,200 net) barrels of oil per day. The production increase at Seal has resulted in BlackRock surpassing its target 2003 overall corporate exit production rate of 5,500 barrels of oil per day.

BlackRock has 52,000 net acres of land on its Seal heavy oil project situated on 7 distinct blocks of land.

John Festival, President of BlackRock, commenting on current activities indicated that "the pipeline and battery infrastructure are important milestones at Seal because they set the stage for an efficient and low cost heavy oil operation. We are looking forward to at least 5 more years of development activity on this play."

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX: BVI),
visit our website, www.blackrock-ven.com

RECEIPT COPY

BLACKROCK

December 10, 2003

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

RECEIVED
DEC 29 2003
PROCESSING SECTION
D.C. 187

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated December 9, 2003.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

BlackRock Ventures Inc.: 400, 435 - 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com